July 30, 2025

Francesca Campbell
Chief Legal Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

       Re: Carrier Global Corporation
           Registration Statement on Form S-4
           Filed July 29, 2025
           File No. 333-289048
Dear Francesca Campbell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David A.P. Marshall. Esq.